[Shearman & Sterling LLP Letterhead]
October 14, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-174405)
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2011, relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011, Amendment No. 2 filed on July 5, 2011, Amendment No. 3 filed on July 25, 2011, Amendment No. 4 filed on August 23, 2011, Amendment No. 5 filed on August 29, 2011 and Amendment No. 6 filed on September 16, 2011 (collectively, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which the Company filed with the Commission via EDGAR on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form S-1
Business, page 79
1.	We note the disclosure that certain material agreements expire on the last to expire patent under the agreement. To the extent known, please disclose in the prospectus the expiration date(s) of such patents.

Response:

The Company has revised the Registration Statement to disclose the expiration dates of the patents to the extent the expiration date of the last to expire U.S. patent under such agreements is currently known, based on the applicable date of any issued U.S. patent. Please see page 91 of the Registration Statement. The Company cannot determine with certainty the expiration date with respect to any pending patent applications until such application is issued into patent, if at all.

2.	We partially reissue comment three of our letter dated September 2, 2011. Please revise the disclosure on page 91 to state the total aggregate milestone payments to be paid under Exhibit 10.11. The disclosure in this section regarding milestone payments does not reflect the total aggregate milestone payments that may be payable under this agreement.

Response:

The Company has revised the Registration Statement to disclose the total aggregate milestone payments to be paid under the Cambridge University Technical Services, Inc. license agreement filed as Exhibit 10.11. Please see page 91 of the Registration Statement.

3.	Please disclose the maximum amount to be paid to Texas A&M as set forth in Article 3 of Exhibit 10.12.

Response:

The Company respectfully advises the Staff that it has disclosed the maximum amount of $5.1 million payable to Texas A&M pursuant to the Sponsored Research Agreement, dated August 29, 2007, in Footnote 11 to the Company’s financial statements on page F-32 of the Registration Statement. The Company’s financial statements were issued on September 14, 2011. On September 24, 2011, the Company amended and restated the Sponsored Research Agreement (the “Amended and Restated SRA”) with Texas A&M. The Amended and Restated SRA does not provide for a maximum amount payable to Texas A&M. The specific research projects and budgets to be undertaken pursuant to such agreement in the future will be determined by an

Executive Committee as set forth in the Amended and Restated SRA. Please see page 101 of the Registration Statement.
Outstanding Equity Awards Table, page 129
4.	The table reflects that all of your options are currently exercisable. Please reconcile with the disclosure in the grants table footnotes.

Response:

The Company respectfully advises the Staff that, pursuant to the terms of the Company’s 2000 Stock Option/Stock Issuance Plan, as amended, and the 2010 Stock Option/Stock Issuance Plan, and the applicable award agreements thereunder, all outstanding stock options detailed in the “Outstanding Equity Awards at Fiscal 2011 Year-End” table are subject to early exercise prior to vesting. Therefore, the Company has included all outstanding stock options under the column entitled “Securities Underlying Unexercised Options Exercisable.” If a stock option is exercised prior to its vesting date, the stock issued in respect of such option is subject to repurchase rights that expire over the vesting schedule that was applicable to the corresponding stock option prior to exercise. The vesting schedules applicable to the outstanding stock options are described in the footnotes to the “Outstanding Equity Awards at Fiscal 2011 Year-End” table.

Exhibits

5.	We note that the legality opinion refers to the General Corporation Law of the State of Delaware. Please confirm that this includes the statutory provisions, and all reported judicial decisions interpreting those laws.

Response:

The Company has revised and refiled Exhibit 5.1 in response to the Staff’s comment.

6.	Please file exhibit 10.11 in its entirety. It appears that information from the projected timetables on page 13 of Exhibit A to the sponsored research agreement has been omitted.

Response:

The Company respectfully advises the Staff that information was inadvertently omitted from the projected timetables on page 13 of Exhibit A to the sponsored research agreement during the process of converting the document from Microsoft Word format into HTML format. The Company has refiled the Cambridge

University Technical Services, Inc. license as Exhibit 10.11 in its entirety in response to the Staff’s comment.

7.	We note that Annex I to Exhibit 10.30 was not applicable as of the effective date. To the extent such annex has been completed, please file the exhibit in its entirety.

Response:

The Company respectfully advises the Staff that Annex I has not been completed.

8.	We note the convertible notes sold in August 2011 with nine existing shareholders. Please file the executed agreements as exhibits.

Response:

The Company has filed the Convertible Note Purchase Agreement dated as of August 1, 2011 as Exhibit 10.33 to Amendment No. 7 in response to the Staff’s comment. The Company respectfully advises the Staff that the convertible notes issued to the purchasers are identical, except for the name of each purchaser and the principal amount issued to such purchaser, which is detailed on Page 144 of the Registration Statement. The form of convertible note has been previously filed as Exhibit 4.9 to Amendment No. 4.
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Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 7 to the Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,
/s/ Danielle Carbone

Danielle Carbone

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP
Enclosures